August 14, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549-0408
Attention: Mr. Matthew Komar, Staff Accountant

      Re:  Investors Capital Holdings, Ltd. ("ICH")
           Item 4.01 Form 8-K
           Filed August 11, 2006
           File No. 001-16349

Dear Mr. Komar:

Please be advised that ICH (the "Company") has adopted the suggested amendment to the above referenced Form 8-K Filing detailed in your letter dated August 14, 2006. ICH has filed an 8-K/A as of this date with reference to this correspondence to your office.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company further acknowledges that SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 800-949-1422, x4754 with any questions or comments.

Yours truly,

/s/ Steven C. Preskenis

Steven C. Preskenis
Secretary & Chief Legal Counsel
Investors Capital Holdings, Ltd.




                   230 Broadway East, Lynnfield, MA 01940-2320
Toll-Free (800) 949-1422 - Main Fax (781) 593-9464 - www.investorscapital.com -
                          AMEX: ICH - Member NASD/SIPC